                     File No.  70-9473
     70-9519

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

THE NATIONAL GRID GROUP PLC

     In accordance with the order of the Securities and Exchange Commission dated March 15, 2000, Holding Company Act Release No. 27154 (the "Order"), The National Grid Group plc hereby submits its report for the period April 1, 2000
to September 30, 2000 (the "Reporting Period").   Following is a listing of
the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

=====================

Reporting Requirement No. 1:   The principal amount, interest rate, term,
number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by National Grid during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

     Response:

               Market Price /
Date     No. of National          And Sale Price
     Grid Ordinary     Details     per share (if     Proceeds     Proceeds
     Shares Issued       of Issue          different)           GBP
USD*

5.23.00       239     £1,000 value      Sale price- 417p
£1,000     $1,480
          Grid 4.25%     per share.
          exchangeable      Closing mid-market
          bond exercised      price- 505.5p
               per share

9.19.00     239     £1,000 value      Sale price-     £1,000
$1,480
          Grid 4.25%      417p per share.
          exchangeable      Closing mid-market
          bond exercised      price- 566.5p
               per share

9.26.00     43,000     Shares issued to     556p per share
£239,080     $353,838
          the National Grid
          Savings Related
          Share Option
          Scheme

     No debt securities were issued by National Grid during the reporting period.

* In this report, a conversion ratio of 1 GBP to 1.48 USD has been used.

=====================

Reporting Requirement No. 2:     The amount of guarantees issued during the
reporting period by National Grid, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

         Response: No guarantees were issued by National Grid during the reporting period.

=====================

Reporting Requirement No. 3:   National Grid's aggregate investment, as
defined under rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of National Grid's consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period.

         Response:

A. As of September 30, 2000, National Grid's consolidated retained earnings calculated in accordance with U.S. GAAP was USD 3,296,256,000.

B. National Grid's aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of September 30, 2000 was USD 4,034,303,800.

C. National Grid's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 122% as of September 30, 2000.

D. During the reporting period, no major EWG and FUCO investments were made. The aggregate investment in FUCOs decreased as a result of loan repayment s, and exchange rate effects.

=====================

Reporting Requirement No. 4:   The aggregate amount of securities and the
aggregate amount of guarantees issued and outstanding by National Grid since the date of the Order, including any Merger-Related Debt.

         Response:  Please see Exhibit A-1 attached hereto.

=====================

Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified

         Response:

          Initial
Issuing      Acquiring      Principal     Interest     Term of     USD
Balance     GBP Balance
Company      Company       Amount        Rate         Loan        at
9.30.00      at 9.30.00

National      National     USD     Libor +     On     4,038,242,927
2,728,542,518
Grid (US)      Grid (US)     4,038,242,927     0.5%     Demand
Investments     Holdings Ltd

National     National     GBP     Libor +     On     82,004,388     55,408,370
Grid (US)      Grid     54,489,500     0.5%     Demand
Investments     (US)
     Holdings Ltd

=====================

Reporting Requirement No.  6:   The amount and terms of any short-term debt
issued by any NEES Utility Subsidiary, and a list of the deposits and withdrawals by any NEES Subsidiary from the NEES Group Money Pool (as defined in Appendix D of the Order) during the reporting period.

         Response:

Short-Term Debt Issued by NEES Utility Subsidiaries
During the Reporting Period
(excluding money pool borrowings reported below)

     Description/Terms     Amount      Maximum     Balance at
Utility Subsidiary     of Debt                 Issued (USD)     Outstanding
09/30/2000

New England Power     Commercial Paper (CP) *     $262,926,000
$184,600,000      $0
Company

Massachusetts     Bank note, 21 days at 6.91%     $28,800,000
$28,800,000     $0
Electric Company

The Narragansett     Bank note, 20 days at 6.96%     $10,000,000
$10,000,000     $0
Electric Company

* CP issued for 1-6 days with a Rate range of 6.45%-7.03%
* CP issued does not include Roll over maturities

Net Money Pool Balances as of the End of the Reporting Period by Participating Company*

     Net Amount       Net Amount
      NEES Subsidiary          on Deposit     of Borrowings

GRANITE STATE ELECTRIC COMPANY     $6,100,000

MASSACHUSETTS ELECTRIC COMPANY          $102,475,000

NANTUCKET ELECTRIC COMPANY          $2,575,000

THE NARRAGANSETT ELECTRIC COMPANY          90,550,000

NEW ENGLAND ENERGY INCORPORATED     21,450,000

NATIONAL GRID USA     110,650,000

NEW ENGLAND ELECTRIC TRANSMISSION
CORPORATION          4,325,000

NEW ENGLAND HYDRO-TRANSMISSION
ELECTRIC COMPANY INC.     2,100,000

NEW ENGLAND POWER COMPANY

NATIONAL GRID USA SERVICE COMPANY, INC.     60,000,000

NEW ENGLAND HYDRO-TRANSMISSION
CORPORATION          375,000
     _____________     _____________
     $200,300,000     $200,300,000

* A list of all deposits and withdrawals during the reporting period for each company is available to the SEC staff upon request.

=====================

Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated during the period by any U.S. Utility Subsidiary during the reporting period.

        Response:

Nonexempt Financing by NEES Utility Subsidiaries Consummated During the Reporting Period

     Description/Terms     Amount Issued     Maximum      Balance at
Utility Subsidiary       of Financing           (USD)
Outstanding     09/30/2000

New England Power     Commercial Paper (CP)*     $262,926,000
$184,600,000     $0
 Company

Massachusetts Electric     Bank note, 21 days at 6.91%     $28,800,000
$28,800,000     $0
 Company

The Narragansett     Bank note, 20 days at 6.96%     $10,000,000
$10,000,000     $0
 Electric Company

* CP issued for 1-6 days with a Rate range of 6.45%-7.03%
* CP issued does not include Roll over maturities

   This table is the same information as in first table of Reporting
Requirement No. 6

=====================

Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any NEES Nonutility Subsidiary during the reporting period.

         Response:

Nonexempt Financings by NEES Nonutility Subsidiaries
Consummated During the Reporting Period

Nonutility Subsidiary     Description/Terms of Financing     Amount Issued
(USD)
None     None          None

=====================

Reporting Requirement No. 9: A retained earnings analysis of each company in the NEES Group detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period.

         Response:  Please see Exhibit A-2 attached hereto.

=====================

Reporting Requirement No. 10:   A table showing, as of the end of the
reporting period, the dollar and percentage components of the capital structures of National Grid, National Grid Holdings, each Intermediate Holding Company, and each NEES Group company.

         Response:

For National Grid, National Grid Holdings, and each Intermediate Holding Company, please see Exhibit A-3 attached hereto.

           For the NEES Group companies, please see Exhibit A-4 attached hereto.
=====================

Reporting Requirement 11:   Copies of National Grid's filings on Form 20-F and
semiannual reports to shareholders.

         Response:      Filed under cover of Form SE as Exhibit A-5.

SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-9473 and 70-9519) to be signed on its behalf by the undersigned thereunto duly authorized.



THE NATIONAL GRID GROUP PLC

     s/ J.M.G. Carlton
By:_____________________________
    Jonathan M. G. Carlton
    Authorized Representative

Date:  November 28, 2000